Points Travel powers AIR MILES® Travel Hub, a new web-based booking platform for Canada’s AIR MILES® Reward Program

TORONTO, August 15, 2016 – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, today announced an agreement with Canada’s AIR MILES Reward Program to launch AIR MILES Travel Hub, a new web-based booking platform that allows AIR MILES Collectors to book stays at more than 150,000 hotels and all-inclusive resorts around the world. AIR MILES becomes the first Canadian loyalty program to offer this member benefit.

Points Travel, the first private label travel eCommerce service designed specifically for the loyalty industry, helps loyalty programs provide opportunities for members to get rewards more quickly.

"We’re excited to be powering this new platform for Canada’s most popular loyalty program," said Rob MacLean, CEO of Points. "Points Travel, a service driven off our Loyalty Commerce Platform, is a primary example of how we help loyalty programs to leverage our flexible and customizable technology to enhance both member engagement and program value. We are very excited to announce this agreement with the AIR MILES Reward Program.”

Points Travel can be quickly integrated into any loyalty programs' web and mobile channels to create a highly-converting, travel eCommerce offering that is program-branded and leverages Points’ Loyalty Commerce Platform capabilities. Currently available in six languages, the user experience is simple and intuitive, taking members from consideration to booking in just a few clicks, ultimately rewarding members with thousands of bonus points as well the ability to redeem for bookings at thousands of hotels across the globe.

With its world leading Loyalty Commerce Platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. Points leverages its platform to efficiently deliver great services, including Points Travel, to its loyalty program partners. For more about Points' Loyalty Commerce Platform, visit www.points.com.

About Points
Points, publicly traded as Points International Ltd. (TSX:PTS)(Nasdaq:PCOM), provides loyalty eCommerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of over 50 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: its Buy Gift and Transfer service retails loyalty points and miles directly to consumers; its Points Loyalty Wallet service offers any developer transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase program revenue from hotel bookings, and provides more opportunities for members to earn and redeem loyalty rewards more quickly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information on Points, please visit www.Points.com, follow us on Twitter

(@PointsLoyalty) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com.

About AIR MILES
Launched in 1992, the AIR MILES Reward Program is one of the best ways to get rewards in Canada. With more than 10 million active Collector Accounts, approximately two-thirds of all Canadian households can turn everyday purchases like gas and groceries into kitchen gadgets, electronics, dream vacations and so much more. Unlike other frequent shopper programs, Collectors can get Miles from hundreds of leading brand-name Partners, representing thousands of retail and service locations across Canada and leading global brands online. The AIR MILES Reward Program lets Collectors reward themselves their way – they can build their AIR MILES Cash Balance to use toward in-store purchases or eVouchers online at participating Reward Partners, build their Dream balance to get vacations, electronics and more, or a combination of both. Whatever rewards Collectors like most, they can get them quickly and easily with the AIR MILES Reward Program. For more information on AIR MILES, please visit www.airmiles.ca.

CONTACT
Points Investor Relations
ICR
Garo Toomajanian
IR@points.com
617-956-6728

Points Media Relations
Walker Sands Communications
Meghan Spork
Meghan.spork@walkersands.com 312-241-1474